Exhibit 99.1

Agria Notified by NYSE of Non-Compliance With
Minimum Average Closing Price Listing Standard

HONG KONG—June 13, 2016 -- Agria Corporation (NYSE: GRO) (the “Company” or “Agria”), a global agriculture company, today announced that the Company was notified by the New York Stock Exchange (“NYSE”) that the Company is not in compliance with the NYSE minimum average closing price continued listing standard. The standard requires a listed security to maintain a minimum average closing price of $1.00 per share over a consecutive 30-trading-day period. The NYSE noted that the minimum average closing price is the only listing criteria with which the Company is not in compliance. The Company has six months from receipt of the notification to bring its ADS price and average ADS price back above $1.00.

Alan Lai, Executive Chairman of Agria, commented, “We are committed to maintaining our NYSE listing and are formulating plans intended to restore our compliance with the listing standard. Furthermore, we expect to significantly increase our investor relations activity in the months ahead. We are excited about Agria’s prospects for growth and improving profitability, and want to ensure that our investors are fully informed of the Company’s performance and future growth initiatives.”

About Agria Corporation

Agria (NYSE: GRO) is a global agricultural company with three principal business segments: Seed and Grain; Crop Protection, Nutrients and Merchandise; and Rural Services. The Seed and Grain segment is engaged in research and development, production and sale of a broad range of seed products and trading of seed and grain products globally. The Crop Protection, Nutrients and Merchandise segment operates an extensive chain of retail stores that supply farm input materials. The Rural Services segment provides livestock trading, wool trading, irrigation and pumping, real estate agency and other agriservices. For more information about Agria Corporation, please visit www.agriacorp.com.

Safe Harbor Statement:

This announcement contains forward-looking statements. These statements, including the management’s commentary, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

The Blueshirt Group

Asia

Gary Dvorchak, CFA

Phone (China): +86 (138) 1079-1480

Email: gary@blueshirtgroup.com

United States

Ralph Fong

Phone: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com